Filed Pursuant to Rule 253(g)(2)

File No. 024-10767

BRIX REIT, INC.

SUPPLEMENT NO. 11 DATED April 15, 2019

TO

OFFERING CIRCULAR DATED APRIL 17, 2018

(as supplemented by Supplement No. 1 dated April 23, 2018,

Supplement No. 2 dated July 26, 2018,

Supplement No. 3 dated September 20, 2018,

Supplement No. 4 dated November 13, 2018

Supplement No. 5 dated December 14, 2018,

Supplement No. 6 dated December 27, 2018,

Supplement No. 7 dated January 28, 2019,

Supplement No. 8 dated February 1, 2019,

Supplement No. 9 dated March 29, 2019, and

Supplement No. 10 dated April 2, 2019)

This supplement (“Supplement”) amends and supplements our Offering Circular, dated April 17, 2018, as previously supplemented by Supplement Nos. 1-10 noted above (the “Offering Circular”). This Supplement should be read in conjunction with the Offering Circular, as previously supplemented. This Supplement is not complete without and may not be delivered or used except in conjunction with, the Offering Circular, including any amendments or previous supplements to it. This Supplement is qualified by reference to the Offering Circular, as previously supplemented, except to the extent that the information provided by this Supplement supersedes information contained in the Offering Circular, as previously supplemented.

Unless the context suggests otherwise, capitalized terms used in this Supplement shall have the same meanings as in the Offering Circular. In addition, as used herein, references in this Supplement to the “Company,” “we,” “us” and “our” refer to BRIX REIT, Inc.

OFFERING CIRCULAR UPDATE

 Current Report on Form 1-U.

        On April 15, 2019 we submitted our Current Report on Form 1-U for filing with the SEC to announce that effective close of business April 16, 2019 we will temporarily suspend this offering and defer any capital inflows until we identify and announce our next target property acquisition, which is currently expected to occur within 30 days, and during which time an annual renewal filing of the Offering Circular will be submitted to the Securities and Exchange Commission for qualification.

The Current Report, with exhibits, is attached to this Supplement.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): April 15, 2019

BRIX REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

3090 Bristol Street, Suite 550, Costa Mesa, CA	92626
(Full mailing address of principal executive offices)	(ZIP Code)

(855) 742-4862

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.	Other Events

Suspension of the Offering

On April 15, 2019, BRIX REIT, Inc. (the “Company”) announced that effective close of business April 16, 2019 it will temporarily suspend the Regulation A-Tier 2 offering of its common stock and defer any capital inflows until it announces its next target property acquisition, which is currently expected to occur within 30 days, and during which time an annual renewal filing of its offering circular will be submitted to the Securities and Exchange Commission for qualification.

A copy of the notice to existing and prospective investors is attached to this Report as Exhibit 15.

Exhibits

Exhibit No.	Description
15	Current and prospective investors correspondence dated April 15, 2019.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX REIT, INC.

By:	/s/ RAYMOND J. PACINI
Raymond J. Pacini
Chief Financial Officer

Date: April 15, 2019

Exhibit 15

Rich Uncles BRIX REIT, Inc.

Subject: An important update from our CEO

To all our current and prospective investors,

I hope this email finds you well. I am writing to you today with impressive news. BRIX REIT continues to experience a very positive reception and growing investor demand has resulted in strong capital inflows since the beginning of 2019.

In fact, recent fundraising has exceeded our expectations and we now have over $8,000,000 in purchasing power ready to deploy. Cheers to all BRIX REIT investors for their vote of confidence.

Even with the swift pace of our fundraising and the REIT’s substantial purchasing power, we want to let you know that we remain very disciplined in our investment process and are keeping a tight focus on the integrity of our dividend policy.

We have a very active potential acquisition pipeline and our Investment Committee continues to evaluate each deal to make sure it is the best we can invest in. In order to prevent us from having too much cash and too little real estate to acquire, we have elected to temporarily suspend the sale of new shares until such time that we can announce our next acquisition target.

Effective close of business tomorrow, April 16th, we will temporarily defer any capital inflows and stop issuing shares until your funds can be invested in income producing assets. Once we announce our next target property acquisition and receive our Offering Circular qualification, which we expect to occur within 30 days, we will reopen BRIX REIT to investors and once again gladly accept capital inflows. If you have any questions about this update, our team is standing by to assist you.

Sincerely,

Aaron S. Halfacre, CFA, CAIA

Chief Executive Officer

Rich Uncles